UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2010
     We, LDK Solar Co., Ltd., have reported our unaudited financial results for the fourth quarter ended December 31, 2010. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Recent Highlights
•	Recorded quarterly revenue of $920.9 million, an increase of 36.3% sequentially and 202.3% year-over-year;

•	Shipped 627.9 megawatts, or MW, of wafers, and 157.2 MW of modules in the fourth quarter;

•	Gross margin for the fourth quarter was 27.3%;

•	Net income was $145.2 million, or $1.09 per diluted American Depositary Share, or ADS, for the fourth quarter;

•	Increased wafer capacity to 3.0 gigawatts, or GW, in December 2010;

•	Produced a total of approximately 1,925 metric tons, or MT, of polysilicon during the fourth quarter; and

•	Entered into several new supply agreements for wafers, modules and polysilicon.
     Net sales for the fourth quarter 2010 were $920.9 million, compared to $675.6 million for the third quarter 2010 and $304.6 million for the fourth quarter 2009.
     Gross profit for the fourth quarter 2010 was $251.4 million, compared to $150.0 million for the third quarter 2010 and $30.2 million for the fourth quarter 2009.
     Gross margin for the fourth quarter 2010 was 27.3%, compared to 22.2% for the third quarter 2010 and 9.9% for the fourth quarter 2009.
     Income from operations for the fourth quarter 2010 was $202.5 million, compared to income from operations of $119.5 million for the third quarter 2010 and a loss from operations of $16.1 million for the fourth quarter 2009.
     Operating margin for the fourth quarter 2010 was 22.0%, compared to 17.7% for the third quarter 2010 and negative 5.3% for the fourth quarter 2009.
     Income tax expense for the fourth quarter 2010 was $40.5 million, compared to income tax expense of $14.8 million for the third quarter 2010 and income tax expense of $3.7 million for the fourth quarter 2009.
     Net income for the fourth quarter 2010 was $145.2 million, or $1.09 per diluted ADS, compared to net income of $93.4 million, or $0.72 per diluted ADS, for the third quarter 2010 and a net loss of $24.3 million, or negative $0.22 per diluted ADS, for the fourth quarter, 2009. The number of shares for calculating diluted ADS was approximately 137.5 million for the fourth quarter 2010, 136.0 million for the third quarter 2010 and 108.5 million for the fourth quarter 2009.
     We ended the fourth quarter 2010 with $202.1 million in cash and cash equivalents and $503.7 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	12/31/2010	9/30/2010
Assets
Current assets
Cash and cash equivalents	202,127	571,862
Pledged bank deposits	503,721	218,775
Trade accounts receivable, net and bills receivable	384,265	203,606
Inventories	474,612	436,653
Prepayments to suppliers, net	112,448	145,647
Other current assets	282,342	160,489
Deferred income tax assets, net	15,914	27,989

Total current assets	1,975,429	1,765,021
Property, plant and equipment, net	2,993,213	2,845,111
Deposits for purchases of property, plant and equipment and land use rights	144,298	106,118
Intangible asset, net	778	1,614
Land use rights	220,405	214,818
Inventories to be processed beyond one year	13,024	3,422
Prepayments to suppliers expected to be utilized beyond one year, net	14,318	14,751
Pledged bank deposits — non-current	43,965	35,274
Investment in an associate and a joint venture	53,669	50,201
Deferred income tax assets	21,303	16,333
Other non-current assets	11,755	17,476

Total assets	5,492,157	5,070,139

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,501,588	1,207,152
Convertible senior notes, net of debt discount	358,338	359,819
Trade accounts payable and bills payable	719,367	489,009
Advance payments from customers, current portion	196,812	230,856
Accrued expenses and other payables	734,452	706,968
Income tax payable	35,642	9,163
Obligations under capital leases — current portion	36,339	35,420
Other financial liabilities	1,965	1,609

Total current liabilities	3,584,503	3,039,996
Long-term bank borrowings, excluding current installments	604,495	640,043
Convertible senior notes, net of debt discount	31,765	31,631
Obligations under capital leases, excluding current installments	15,938	24,882
Advance payments from customers — non-current	148,022	153,050
Other liabilities	77,147	96,226
Deferred income tax liability	10,549	10,165

Total liabilities	4,472,419	3,995,993

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,019,240	1,034,313
Non-controlling interests	498	39,833

Total equity	1,019,738	1,074,146

Total liabilities and equity	5,492,157	5,070,139

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2010	9/30/2010

Net sales	920,876	675,630
Cost of goods sold	(669,450)	(525,592)

Gross profit	251,426	150,038
Selling expenses	(9,260)	(6,227)
General and administrative expenses	(36,122)	(20,122)
Research and development expenses	(3,579)	(4,189)

Total operating expenses	(48,961)	(30,538)

Profit from operations	202,465	119,500
Other income (expenses):
Interest income	1,417	1,635
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(24,861)	(23,553)
Foreign currency exchange gain, net	5,378	11,692
Government subsidies	445	136
Others	4,934	673

Profit before income tax	189,778	110,083
Income tax expense	(40,538)	(14,833)

Net income after taxes before non-controlling interest	149,240	95,250
Profit attributable to non-controlling interest	(4,036)	(1,890)

Net income attributable to holders of ordinary shares	145,204	93,360

Net income per ADS, Diluted	$1.09	$0.72

Incorporation by Reference
     This report on Form 6-K (except our press release attached hereto as Exhibit 99.5) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.
Exhibit
     Attached hereto as Exhibit 99.5 is the press release we issued on March 17, 2010 relating to our unaudited financial results for the fourth quarter 2009, which is furnished to the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 18, 2011

EXHIBIT 99.5: PRESS RELEASE
LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2010
Xinyu City, China and Sunnyvale, California, March 17, 2011 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today reported its unaudited financial results for the fourth quarter ended December 31, 2010.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Fourth Quarter Highlights:
•	Recorded quarterly revenue of $920.9 million, an increase of 36.3% sequentially and 202.3% year-over- year;

•	Shipped 627.9 MW of wafers, 157.2 MW of modules in the fourth quarter;

•	Gross margin for the fourth quarter was 27.3%;

•	Net income was $145.2 million, or $1.09 per diluted ADS for the fourth quarter;

•	Increased wafer capacity to 3.0 GW in December 2010;

•	Produced a total of approximately 1,925 MT of polysilicon during the fourth quarter;

•	Entered into several new supply agreements for wafers, modules and polysilicon.
Net sales for the fourth quarter of fiscal 2010 were $920.9 million, compared to $675.6 million for the third quarter of fiscal 2010, and $304.6 million for the fourth quarter of fiscal 2009.
Gross profit for the fourth quarter of fiscal 2010, was $251.4 million, compared to $150.0 million in the third quarter of fiscal 2010, and $30.2 million for the fourth quarter of fiscal 2009.
Gross margin for the fourth quarter of fiscal 2010 was 27.3%, compared to 22.2% in the third quarter of fiscal 2010 and 9.9% in the fourth quarter of fiscal 2009.
Income from operations for the fourth quarter of fiscal 2010 was $202.5 million, compared to income from operations of $119.5 million for the third quarter of 2010, and a loss from operations of $16.1 million for the fourth quarter of fiscal 2009.
Operating margin for the fourth quarter of fiscal 2010 was 22.0% compared to 17.7% in the third quarter of fiscal 2010 and negative 5.3% in the fourth quarter of fiscal 2009.
Income tax expense for the fourth quarter of fiscal 2010 was $40.5 million, compared to income tax expense of $14.8 million in the third quarter of fiscal 2010 and income tax expense of $3.7 million in the fourth quarter of fiscal 2009.
Net income for the fourth quarter of fiscal 2010 was $145.2 million, or $1.09 per diluted ADS, compared to net income of $93.4 million, or $0.72 per diluted ADS for the third quarter of fiscal 2010 and a net loss of $24.3 million, or negative $0.22 per diluted ADS for the fourth quarter of 2009. The number of shares for calculating diluted ADS was approximately 137.5 million for the fourth quarter of fiscal 2010, 136.0 million for the third quarter of fiscal 2010 and 108.5 million for the fourth of fiscal 2009.
LDK Solar ended the fourth quarter of fiscal 2010 with $202.1 million in cash and cash equivalents and $503.7 million in short-term pledged bank deposits.
“Our record results for the fourth quarter capped a remarkable year and demonstrate the success of our vertical integration strategy and strong market position,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We delivered a third consecutive quarter of record revenue as strong industry demand drove better than expected results.”
“During the fourth quarter, we experienced increasing contributions from our polysilicon, module and cell businesses as we executed expansion on plan. We extended our leadership position in wafers ending the year with 3.0 GW of capacity. We signed multiple supply contracts for polysilicon, wafers and modules and further diversified our customer base. Importantly, our recent financing activities have further strengthened our balance sheet and enhanced our ability to pursue our long-term growth strategy.”
“We have made great strides in positioning LDK Solar to take advantage of the growth in the global PV industry. We remain excited about the multiple growth drivers we see for our business and believe we are well positioned for success.”
LDK Solar will include full year 2010 financial results in its upcoming 20-F filing with the SEC.

Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the first quarter of fiscal 2011, LDK Solar estimates its revenue to be in the range of $800 million to $850 million with wafer shipments between 610 MW and 660 MW, and module shipments between 120 MW and 140 MW, in-house polysilicon production between 2,300 MT and 2,400 MT, in-house cell production between 45 MW and 50 MW and gross margin between 27% and 29%.
For fiscal 2011, LDK Solar expects revenue in the range of $3.5 to $3.7 billion, wafer shipments of 2.7 to 2.9 gigawatts (GW), module shipments of 800 MW to 900 MW, in-house polysilicon production of 10,000 MT and 11,000 MT, in-house cell production between 500 MW and 600 MW, and gross margin between 24% and 29%.
Conference Call Details
The LDK Solar Fourth Quarter 2010 teleconference and webcast is scheduled to begin at 5:00 p.m. Eastern Time (ET), on March 17, 2011. To listen to the live conference call, please dial 877-941-2069 (within U.S.) or 480-629-9713 (outside U.S.) at 4:50 p.m. ET on March 17, 2011. An audio replay of the call will be available through March 20, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4421616#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000)

	12/31/2010	9/30/2010
Assets
Current assets
Cash and cash equivalents	202,127	571,862
Pledged bank deposits	503,721	218,775
Trade accounts receivable, net and bills receivable	384,265	203,606
Inventories	474,612	436,653
Prepayments to suppliers, net	112,448	145,647
Other current assets	282,342	160,489
Deferred income tax assets, net	15,914	27,989

Total current assets	1,975,429	1,765,021
Property, plant and equipment, net	2,993,213	2,845,111
Deposits for purchases of property, plant and equipment and land use rights	144,298	106,118
Intangible asset, net	778	1,614
Land use rights	220,405	214,818
Inventories to be processed beyond one year	13,024	3,422
Prepayments to suppliers expected to be utilized beyond one year, net	14,318	14,751
Pledged bank deposits — non-current	43,965	35,274
Investment in an associate and a joint venture	53,669	50,201
Deferred income tax assets	21,303	16,333
Other non-current assets	11,755	17,476

Total assets	5,492,157	5,070,139

Liabilities and equity
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	1,501,588	1,207,152
Convertible senior notes, net of debt discount	358,338	359,819
Trade accounts payable and bills payable	719,367	489,009
Advance payments from customers, current portion	196,812	230,856
Accrued expenses and other payables	734,452	706,968
Income tax payable	35,642	9,163
Obligations under capital leases — current portion	36,339	35,420
Other financial liabilities	1,965	1,609

Total current liabilities	3,584,503	3,039,996
Long-term bank borrowings, excluding current installments	604,495	640,043
Convertible senior notes, net of debt discount	31,765	31,631
Obligations under capital leases, excluding current installments	15,938	24,882
Advance payments from customers — non-current	148,022	153,050
Other liabilities	77,147	96,226
Deferred income tax liability	10,549	10,165

Total liabilities	4,472,419	3,995,993

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	1,019,240	1,034,313
Non-controlling interests	498	39,833

Total equity	1,019,738	1,074,146

Total liabilities and equity	5,492,157	5,070,139

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2010	9/30/2010

Net sales	920,876	675,630
Cost of goods sold	(669,450)	(525,592)

Gross profit	251,426	150,038
Selling expenses	(9,260)	(6,227)
General and administrative expenses	(36,122)	(20,122)
Research and development expenses	(3,579)	(4,189)

Total operating expenses	(48,961)	(30,538)

Profit from operations	202,465	119,500
Other income (expenses):
Interest income	1,417	1,635
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(24,861)	(23,553)
Foreign currency exchange gain, net	5,378	11,692
Government subsidies	445	136
Others	4,934	673

Profit before income tax	189,778	110,083
Income tax expense	(40,538)	(14,833)

Net income after taxes before non-controlling interest	149,240	95,250
Profit attributable to non-controlling interest	(4,036)	(1,890)

Net income attributable to holders of ordinary shares	145,204	93,360

Net income per ADS, Diluted	$1.09	$0.72

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801